UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C., 20549

FORM 6 K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of        March, 2003

Commission File Number:     0-27760

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp. )
(Formerly Thrush Industries Inc.)

Suite 306 – 1140 Homer Street, Vancouver, B.C., V6B 2X6

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ]              Form 40-F [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Note: Regulation S-T Rule 101(b)(1) 9 only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [    ]                  No [ X ]

In “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRANDA DIAMOND CORP.

Registrant

		BY:	/s/ Aileen Lloyd
Aileen Lloyd, Director

DATE:	April 7, 2003

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF MEMBERS

TAKE NOTICE that the 2003 Annual and Special General Meeting (the "Meeting") of the Members of Miranda Diamond Corp. (the "Company") will be held at 1650 – 999 West Hastings Street, Vancouver, British Columbia, on the 31st day of January 2003 at 10:30 a.m. for the following purposes:

1.	To receive the Report of the Directors.

2.	To receive the Audited Financial Statements of the Company for the fiscal period ending August 31, 2002, together with the Auditor's Report thereon.

3.	To appoint the Auditor for the Company, and to authorize the Directors to fix the remuneration to be paid to the Auditor.

4.	To fix the number of Directors at four.

5.	To elect Directors for the ensuing year.

6.	To authorize the Directors to amend the exercise price of stock options previously granted or to be granted to insiders upon such terms as may be acceptable to the TSX Venture Exchange.

7.	To consider, and if thought fit, to adopt a Stock Option Plan as more particularly set out in the Information Circular.

8.	To consider, and if thought fit, to pass a Special Resolution changing the name of the Company as more particularly set out in the Information Circular.

9.	To transact such other business as may be brought before the Meeting.

A Member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please read the Notes accompanying the Instrument of Proxy enclosed and then complete and return the Proxy within the time set out in the Notes. As set out in the Notes, the enclosed Instrument of Proxy is solicited by Management, but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 11th day of December 2002.

BY ORDER OF THE BOARD

"Dennis Higgs"
President

INFORMATION CIRCULAR

OF

MIRANDA DIAMOND CORP.

FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF MEMBERS

This information is given as of December 11, 2002

I.       SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the Management of Miranda Diamond Corp. (the "Company") for use at the Annual and Special General Meeting (the "Meeting") of the Members of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

II.       PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed Instrument of Proxy is solicited by Management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse Members' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining authorization from their principals to execute the Instrument of Proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the Directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

III.       APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Instrument of Proxy are Directors or Officers of the Company. A Member has the right to appoint a person to attend and act for him on his behalf at the Meeting other than the persons named in the enclosed Instrument of Proxy. To exercise this right, a Member shall strike out the names of the persons named in the Instrument of Proxy and insert the name of his nominee in the blank space provided, or complete another Instrument of Proxy. The completed Instrument of Proxy should be deposited with the Company's Registrar and Transfer Agent, Pacific Corporate Trust Company at 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8 at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays and holidays.

The Instrument of Proxy must be dated and be signed by the Member or by his Attorney in writing, or, if the Member is a corporation, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a Member may revoke a Proxy either by (a) signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed as set out in the notes to the Instrument of Proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the Scrutineer at the Meeting as a Member present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered shareholders” because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Pacific Corporate Trust Company as provided above; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares, which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

IV.       VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Instrument of Proxy will vote the shares in respect of which they are appointed and, where directions are given by the Member in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the Instrument of Proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular. The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting. The enclosed Instrument of Proxy does not confer authority to vote for the election of any person as a Director of the Company other than for those persons named in this Information Circular. At the time of printing of this Information Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

V.       VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On December 11, 2002, 5,256,760 common shares without par value were issued and outstanding, each share carrying the right to one vote. At a General Meeting of the Company, on a show of hands, every Member present in person shall have one vote and, on a poll, every Member shall have one vote for each share of which he is the holder.

Only Members of record on the close of business on December 16, 2002 who either personally attend the Meeting or who complete and deliver an Instrument of Proxy in the manner and subject to the provisions set out under the heading "Appointment and Revocation of Proxies" will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the Directors and Senior Officers of the Company, the following Shareholders beneficially own directly or indirectly shares carrying more than 10% of the voting rights attached to all shares of the Company:

Name	Number of Shares	Percentage of Issued and Outstanding
Dennis Higgs	907,520	17.26%
Darcy Higgs *	202,980	3.86%

*
In addition, Darcy Higgs beneficially owns or exercises control or direction over a total of 462,500 special warrants of the Company. On or before January 8, 2003, each special warrant will be converted without further consideration into one common share and one share purchase warrant entitling the holder to purchase an additional common share at the price of $0.12, exercisable on or before January 7, 2004. With the conversion of the special warrants Darcy Higgs would beneficially own 11.6% of the issued and outstanding shares.

The above information was provided by Management of the Company and the Registrar and Transfer Agent of the Company as of December 11, 2002.

VI.       INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the Directors or Senior Officers of the Company, no proposed nominee for election as a Director of the Company, none of the persons who have been Directors or Senior Officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

VII.       INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set out below or elsewhere in this Information Circular, no insider, no proposed nominee for election as a Director of the Company and no associate or affiliate of any such insider or proposed nominee, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company.

A.       Related Party Transactions

The Company was involved in the following related party transactions:

The Company retains Ubex Capital Inc. ("Ubex") to provide management services under a Management Services Agreement dated May 4, 1993. Under the agreement, Ubex has received the sum of $2,500 per month since May 1993, the sum of $3,000 per month since July 2001, and the sum of $5,000 per month since August, 2002, which amount may be increased by agreement between the parties, subject to the approval of the TSX Venture Exchange. The term of the agreement is month-to-month and may be terminated by either party on 30 days' written notice. Ubex is wholly owned by Dennis L. Higgs, the President, CEO, CFO and a director of the Company.

Steve Ristorcelli, a director of the Company, purchased 20,000 units pursuant to a private placement that closed on November 8, 2002. Each unit consists of one common share in the capital stock of the Company and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share of the Company at a price of $0.24 for two years.

During the year, the Company paid $102,377 to companies controlled by directors for rent, telephone, secretarial and office services.

During the year, the company acquired six diamond mineral properties from a director, companies controlled by a director, and a company controlled by a person related to this same director.

VIII.       STATEMENT OF EXECUTIVE COMPENSATION

A.       Executive Officers of the Company

For the purposes of this Information Circular, "executive officer" and "named executive officer" of the Company have the meanings given to them in BC Form 51-904F of the Securities Act (British Columbia). The term "SAR" used herein refers to Stock Appreciation Rights for the period September 1, 2001 to August 31, 2002.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen -sation
		Salary ($)	Bonus ($)	Other Annual Compen -sation ($)(1)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Dennis L. Higgs President	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	(2) (2) (2)	140,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for any of the named executive officers.

(2)
The Company has paid Ubex Capital Inc. the sum of $2,500 per month since May 1993, the sum of $3,000 since July, 2001 and was increased to $5,000 per month effective August 2002 for management services to the Company. Ubex Capital Inc. is wholly owned by Dennis Higgs, the President, CEO, CFO and director of the Company.

During the most recently completed financial year ended, the Company did not make any long-term incentive plan awards to its Directors, officers or employees.

During the most recently completed financial year ended August 31, 2002, the Company did not have a pension plan for its Directors, officers or employees.

B.       Directors of the Company

Other than as set forth above under "Related Party Transactions", none of the Directors of the Company have received any cash compensation, directly or indirectly, for their services rendered in their capacity as Directors of the Company during the most recently completed financial year of the Company. The Company does not have any non-cash compensation plans for its Directors and it does not propose to pay or distribute any non-cash compensation during the current financial year.

C.       Options to Purchase Securities

During the Company's completed financial year ended August 31, 2002, the Company granted stock options to Directors or Officers as follows:

Number, Price and Expiry
Date of Incentive Stock
Name	Position	Date of Grant	Options

Dennis Higgs	Director	December 14, 2001	140,000 @ $0.14 for five years
Aileen Lloyd	Director	December 14, 2001	129,000 @ $0.14 for five years
John McCutcheon	Director	December 14, 2001	40,000 @ $0.14 for five years
Steve Ristorcelli	Director	December 14, 2001	40,000 @ $0.14 for five years
Douglas Higgs	Officer	December 14, 2001	20,000 @ $0.14 for five years

Subsequent to the Company's completed financial year ended August 31, 2002, the Company granted stock options to Directors or Officers as follows:

Number, Price and Expiry
Date of Incentive Stock
Name	Position	Date of Grant	Options

Dennis Higgs	Director	September 16, 2002	10,000 @ $0.20 for five years
Aileen Lloyd	Director	September 16, 2002	40,000 @ $0.20 for five years
John McCutcheon	Director	September 16, 2002	10,000 @ $0.20 for five years
Steve Ristorcelli	Director	September 16, 2002	80,000 @ $0.20 for five years
Clive De Larrabeiti	Officer	September 16, 2002	150,000 @ $0.20 for five years

During the Company's completed financial year ended August 31, 2002, there were no stock options exercised by Directors or Officers.

During the Company's completed financial year ended August 31, 2002, there were no SAR's and/or stock option re-pricings.

IX.       INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Directors or Senior Officers of the Company or any associates or affiliates of the Company, are or have been indebted to the Company at any time since the beginning of the last completed financial year of the Company.

X.       PARTICULARS OF MATTERS TO BE ACTED UPON

A.       Election of Directors

The persons named in the enclosed Instrument of Proxy intend to vote in favour of fixing the number of Directors at four (4). Although Management is only nominating four (4) individuals to stand for election, the names of further nominees for Directors may come from the floor at the Meeting. Advance Notice of the Annual General Meeting was published pursuant to section 111 of the Company Act (British Columbia) in

The Vancouver Province on November 22, 2002 and no nominations for Directors were received from the Members of the Company.

Each Director of the Company is elected annually and holds office until the next Annual General Meeting of the Members unless that person ceases to be a Director before then. In the absence of instructions to the contrary, the shares represented by Proxy will, on a poll, be voted for the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a Director.

The following table sets out the names of the persons to be nominated for election as Directors, the positions and offices which they presently hold with the Company, their respective principal occupations or employments during the past five years if such nominee is not presently an elected Director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name and Residence of Proposed Directors and Present Offices Held	Principal Occupation	Number of Shares
Dennis Higgs* Vancouver, BC Director, President, Chief Executive Officer, Chief Financial Officer	President, Chief Executive Officer and Chief Financial Officer of the Company; President, Senate Capital Group Inc., a private venture capital company.	310,800 (1) 596,720 (2)
John O. McCutcheon* Vancouver, BC Director	Chairman and Director, Zargon Oil & Gas Ltd., an oil and gas company. Chairman, Xenex Laboratories Inc., a pharmaceutical chemicals supplier.	10,000(1) 112,000 (2)
Aileen Lloyd* North Vancouver, BC Director	Executive Assistant, Senate Capital Group Inc., a private venture capital company.	247,500 (1) 600(2)
Steve Ristorcelli Gardnerville, Nevada Director	Principal Geologist, Mine Development Associates, a mine engineering company.	105,700(1)

(1)	These are common shares which are held directly.
(2)	These are common shares which are held indirectly.

The above information was provided by Management of the Company.

Dennis Higgs was appointed to the Board of Directors on May 4, 1993. John O. McCutcheon and Aileen Lloyd were appointed to the Board on November 1, 1993. Steve Ristorcelli was appointed to the Board on February 20, 1995.

*Pursuant to the provisions of the Company Act (British Columbia), the Company is required to have an Audit Committee which, at the present time, is comprised of Dennis Higgs, Aileen Lloyd and John McCutcheon.

B.       Appointment of Auditor

The persons named in the enclosed Instrument of Proxy will vote for the appointment of Morgan &

Company, Chartered Accountants, of 1488 - 700 West Georgia Street, Vancouver, BC, V7Y 1A1, as Auditor of the Company for the ensuing year, until the close of the next Annual General Meeting of the Members at a remuneration to be fixed by the Directors. Morgan & Company, Chartered Accountants were appointed to the position of Auditor of the Company on November 23, 1993.

C.       Stock Options

At the meeting, the members of the Company will be asked to authorize the directors to amend the exercise price of incentive stock options previously granted to Insiders upon such terms as may be acceptable to the TSX Venture Exchange.

The term "insiders" is defined in the Securities Act (British Columbia) and generally includes directors, senior officers, the five highest paid employees and holders of greater than 10% of the voting securities of the Company and its subsidiaries.

Shareholder approval is required by the policies of the TSX Venture Exchange ("TSX") if a listed company wishes to decrease the exercise price of incentive stock options previously granted to insiders. The minimum exercise price permitted by the TSX is the "Discounted Market Price" which in summary is the market price at the time of an amendment, less the following discounts: for a market price up to $0.50, less 25%; for a market price between $0.51 and $2.00, less 20% and above $2.00, less 15%.

The policies of the TSX require approval by "disinterested-vote" which means that the amendment must be approved by a majority of the votes cast by shareholders voting at the meeting, excluding votes attaching to shares beneficially owned by Insiders who hold options and their associates.

D.       Stock Option Plan

The persons named in the enclosed Instrument of Proxy will vote to approve a resolution concerning the establishment of a stock option plan to be known as the Miranda Stock Option Plan (the "Plan").

The policies of the TSX require approval by "disinterested-vote" which means that the resolution must be approved by a majority of the votes cast by shareholders voting at the meeting, excluding votes attaching to shares beneficially owned by Insiders who hold options and their associates.

The policies of the TSX require listed companies to establish stock option plans.

Management of the Company considers it desirable and in the best interests of the Company to establish the Plan for the granting of future stock options to directors, officers, employees and consultants.

The maximum number of shares which the policies of the TSX will permit to be issued under the Plan is 20% of the Company's issued and outstanding shares which, at this time, is 5,256,760 common shares. However, the TSX policies permit the Company to include in this calculation certain shares which will be issuable upon completion of pending transactions. A total of 1,472,500 common shares will be issued on or before January 8, 2003 upon conversion of previously issued Special Warrants. In addition, up to 300,000 common shares may be issued upon the closing of a private placement announced by the Company on December 17, 2002. The total number of shares to be included for the purposes of calculation of the maximum number of shares reserved for issuance under the Plan will therefore be 7,029,260 common shares, 20% of which is 1,405,852 common shares. If the private placement does not close, or does not close in its entirety, the number of shares will be adjusted downward.

If adopted, the pertinent terms and conditions of the Plan are as follows:

(a)
The purpose of the Plan is to encourage common stock ownership in the Company by directors, officers, employees and consultants of the Company, and to reward those parties for advancing the interests of the Company;

(b)	The Plan will be administered by the Board of Directors of the Company who will have the full authority and sole discretion to grant options under the Plan to any eligible party, including themselves;

(c)
The aggregate number of shares that may be reserved for issuance under the Plan will be a fixed number and, in any event, will not exceed, together with all existing outstanding stock options and shares reserved for issuance under any other stock option plans, 20% of the Company’s issued and outstanding share capital from time to time;

(d)	The aggregate number of shares issuable pursuant to the Plan for the ensuing year shall not exceed 1,405,852;

(e)
The exercise price of options granted under the Plan will be set by the Board of Directors at the time of grant and will not be less than the Discounted Market Price of the Company’s shares as set out in the policies of the TSX;

(f)	The full purchase price of common shares purchased under the Plan shall be paid in cash upon the exercise thereof;

(g)	Options may be granted under the Plan exercisable over a period not exceeding five years;

(h)	Options may only be exercised while the optionee is a director, officer, employee or consultant to the Company, or within a maximum period of 90 days after ceasing to be so;

(i)
Notwithstanding item (h), an optionee’s heirs or administrators shall have one year from the death of the optionee in which to exercise any portion of options outstanding at the time of death of the optionee;

(j)	The options shall not be assignable or transferable by an optionee;

(k)
The obligation of the Company to issue and deliver common shares under the Plan will be subject to any approvals which may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Company; and

(l)	The Board of Directors may from time to time, subject to regulatory approval, amend or revise the terms of the Plan.

The policies of the TSX provide that where a stock option plan, together with any other share compensation arrangements, could result, at any time, in the number of shares reserved for issuance pursuant to the plan exceeding 10% of the outstanding issue or the issuance within a one-year period of a number of shares exceeding 10% of the outstanding issue, approval of the plan by the Company’s shareholders is required.

If the Plan is not adopted, options will be granted and amended from time to time, subject to TSX approval in each instance.

The policies of the TSX further provide that if a stock option plan, together with any other share compensation arrangements, could result, at any time, in:

(i)	the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding issue;

(ii)	the issuance to insiders, within a one-year period, of a number of shares exceeding 10% of the outstanding issue; or

(iii)	the issuance to any one insider and such insider’s associates, within a one-year period, of a number of shares exceeding 5% of the outstanding issue,

then the stock option plan must be approved by a majority of the votes cast by disinterested shareholders at a shareholders’ meeting (See definition of "Disinterested Shareholders" above). As the Plan will not set out any restrictions in respect to issuances to insiders or their associates, the approval of disinterested shareholders is required.

Accordingly, the disinterested shareholders of the Company will be asked at the Meeting to pass an Ordinary Resolution, the text of which will be in substantially the form as follows:

"BE IT RESOLVED that the establishment of the Plan as set forth in the Information Circular be approved and that the Board of Directors of the Company be authorized in their absolute discretion to establish the Plan and administer the Plan in accordance with its terms and conditions. The maximum number of common shares of the Company reserved for issuance under the Plan during the first year shall be 1,405,852."

E.       Change of Corporate Name

Management is requesting shareholder approval to a change in the name of the Company to more closely reflect its business direction. In this regard, management proposes "Miranda Resources Inc." as the new name of the Company.

The Special Resolution which will be presented to the Members with respect to the foregoing is as follows:

"BE IT RESOLVED, as a Special Resolution, that:

1.
the Memorandum of the Company be altered by changing the name of the Company from "Miranda Diamond Corp." to "Miranda Resources Inc.", or such other name as may be approved by the TSX Venture Exchange and the Registrar of Companies; and

2.
the Memorandum of the Company be in the form of Schedule "A" attached hereto so that the Memorandum of the Company as altered shall at the time of filing comply with the Company Act (British Columbia)."

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Instrument of Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy.

The Company is a reporting issuer in Alberta due to its listing on the TSX. The following is required by the Securities Rules (Alberta):

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DATED at Vancouver, British Columbia, this 11th day of December 2002.

BY ORDER OF THE BOARD
"Dennis Higgs"
President

MIRANDA DIAMOND CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

January 3, 2003	TSX Venture Exchange Symbol: MAD

Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website:mirandaresources.com

Private Placement

Miranda Diamond Corp. announces that it has negotiated a private placement of 750,000 units at a price of $0.21 per unit. Each unit will consist of one common share and one warrant. Each whole warrant is exercisable for a period of two years at a price of $0.28 per share.

The net proceeds will be used to augment working capital.

ON BEHALF OF THE BOARD

“Dennis L. Higgs”

Dennis L. Higgs, B. Comm
President

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

MIRANDA DIAMOND CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

News Release	TSX Venture Exchange Symbol: MAD
January 22, 2003
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com

Private Placement Closes

The Company has closed its private placement of 300,000 units at $0.20. Each unit consists of one common share and one non-transferable share purchase warrant. Each whole warrant is exercisable for a period of two years at a price of $0.26 to January 20, 2005. Securities issued pursuant to this private placement are subject to a four month hold period expiring May 21, 2003.

On behalf of the Board

“Dennis L. Higgs”

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Suite 306 – 1140 Homer Street, Vancouver, B.C., V6B 2X6
Tel: (604) 689-1659; Fax: (604) 689-1722

1

MIRANDA DIAMOND CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

January 29, 2003	TSX Venture Exchange Symbol: MAD

Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website:mirandaresources.com

Acquisition of Four Nevada Gold Projects

Miranda Diamond Corp. is pleased to announce that it has signed an option to acquire a 100% interest in four gold projects in Nevada, subject to a 3% net smelter return royalty (“NSR”). Upon completion of a bankable feasibility study, the Company can buy 2/3 of the NSR royalty on each property (i.e. 2% NSR, leaving 1% NSR on each property) for $2 million U.S.

The total acquisition price for the four properties is payable over five years and comprises 450,000 warrants and $220,000 (U.S.). The warrants allow the Optionor the right to purchase common shares of Miranda Diamond Corp. at prices ranging from $0.40 to $0.55 (Cdn) and are exercisable for a period of two years from their date of issue. The consideration and work commitments are prorated to allow for the termination of any of the individual properties.

The Company also has a combined total work commitment on all four properties of $650,000 (U.S.) over the five years, with a total commitment of $75,000 (U.S.) over each of the first two years.

Miranda Diamond Corp. now has seven gold exploration projects in Nevada. All of the projects except two have had previous drilling by other companies, with results suggesting potential for significant gold mineralization.

ON BEHALF OF THE BOARD

“Dennis L. Higgs”

Dennis L. Higgs, B. Comm
President

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

BC FORM 45-902F (Formerly Form 20)

Securities Act

Report Of Exempt Distribution

1.	State the full name, address and telephone number of the issuer of the security distributed.

Miranda Diamond Corp.
Suite 306 – 1140 Homer Street
Vancouver, B.C. V6B 2X6
Telephone: (604) 689-1659

2.	State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia and Alberta.

3.	State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

The Issuer is listed on the TSX Venture Exchange.

4.
Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

Private placement of 300,000 units. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share of the Issuer at a price of $0.26 for two years. The share purchase warrants expire on January 20, 2005.

5.
Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 Resale of Securities to determine what restricted or seasoning period applies to the security.

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security / total purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period
Bob Zarchekoff Calgary, AB	100,000 units	January 20, 2003	$0.20 per unit $20,000	MI 45-103 Part 3	4 Months
Arcade Investments Limited Abaco, Bahamas	200,000 units	January 20, 2003	$0.20 per unit $40,000	BCI 72-503	4 Months

6.	Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the pubic.

Full name and residential address of purchaser	Telephone number and e- mail address of purchaser	Type of security and number purchased	Exemption relied on

7.
State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

Nil

8.
Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and address of person being compensated	Compensation paid (number and type of security and/or cash amount (Canadian $))	Price per share (Canadian $)

N/A

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, British Columbia, this 20th day of January 2003.

Miranda Diamond Corp.
Name of Issuer (please print)

________________________________
Signature of authorized signatory

Aileen Lloyd, Director
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Schedule

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
Bob Zarchekoff 5036 Norris Road N.W. Calgary, AB T2K 2P9	403-266-0103 bob.zarchekoff@cibc.ca	100,000 common shares and 100,000 share purchase warrants	MI 45-103 Part 3
Arcade Investments Limited Loyalist Plaza Don Mackay Blvd. Marsh Harbour Abaco, Bahamas	242-367-2558 elcobank@batelnet.bs	200,000 common shares and 200,000 share purchase warrants	BCI 72-503

FORM 45-102F2

     CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF
MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES

1.
Miranda Diamond Corp. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on January 22, 2003 of 300,000 share purchase warrants of Miranda Diamond Corp., Miranda Diamond Corp. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, British Columbia this __  22nd____ day of January, 2003.

MIRANDA DIAMOND CORP.

By:   “Dennis L. Higgs”
       Dennis L. Higgs, President

MIRANDA DIAMOND CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

February 5, 2003	TSX Venture Exchange Symbol: MAD

Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website:mirandaresources.com

NAME CHANGE APPROVED

Miranda Diamond Corp. held its Annual and Special General meeting of shareholders on January 31, 2003. At that meeting the shareholders approved the election of the current directors and officers of the Company. Shareholder approval was also given to change the name of the Company to Miranda Gold Corp. There is no consolidation of capital and the TSX Venture Exchange symbol will remain the same (“MAD”).

ON BEHALF OF THE BOARD

“Dennis L. Higgs”

Dennis L. Higgs, B. Comm
President

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

BC FORM 45-902F (Formerly Form 20)

Securities Act

Report Of Exempt Distribution

BC FORM 45-902F (Formerly Form 20)

Securities Act

Report Of Exempt Distribution

1.	State the full name, address and telephone number of the issuer of the security distributed.

Miranda Diamond Corp.
Suite 306 – 1140 Homer Street
Vancouver, B.C. V6B 2X6
Telephone: (604) 689-1659

2.	State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia and Alberta.

3.	State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

The Issuer is listed on the TSX Venture Exchange.

4.
Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

Private placement of 2,200,000 units. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share of the Issuer at a price of $0.30 for two years. The share purchase warrants expire on February 18, 2005.

5.
Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 Resale of Securities to determine what restricted or seasoning period applies to the security.

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security / total purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period
David Caulfield Coquitlam, B.C.	20,000 units		$0.23/unit $4,600	MI 45-103 Part 3	4 months
Running Dog Resources Vancouver, B.C.	20,000 units		$0.23/unit $4,600	MI 45-103 Part 3	4 months
Herbert L. Raburn Birmingham, Alabama	300,000 units		$0.23/unit $69,000	MI 45-103 Part 5
Bernadette de Larrabeiti England	50,000 units		$0.23/unit $11,500	MI 45-103 Part 3	4 months

Randal van Eijnsbergen North Vancouver, B.C.	10,000 units	$0.23/unit $2,300	MI 45-103 Part 3
Brent Cook Solano Beach, Ca	50,000	$0.23/unit $11,500	MI 45-103 Part 5
Dennis Higgs Vancouver, B.C.	85,000 units	$0.23/unit $4,600	74 (2)(9) of the Act	4 Months
Steve Ristorcelli Reno, Nevada	40,000 units	$0.23/unit 9,200	74 (2)(9) of the Act
Tracy Siddall California	100,000 units	$0.23/unit $23,000	MI 45-103 Part 5
Lawrence Roulston West Vancouver, B.C.	40,000 units	$0.23/unit $9,200	MI 45-103 Part 3	4 months
Karen Alexandre North Vancouver, B.C.	100,000 units	$0.23/unit $23,000	MI 45-103 Part 5	4 months
Marlene Lee North Vancouver, B.C.	100,000 units	$0.23/unit 23,000	MI 45-103 Part 5	4 months
Ian Gordon Vancouver, B.C.	100,000 units	$0.23/unit $23,000		4 months
S.C. Van Eeden South Africa	100,000 units	$0.23/unit $23,000	MI 45-103 Part 5	4 months
Doulgas Casey New Zealand	100,000 units	$0.23/unit $23,000	MI 45-103 Part 5	4 months
L.O.M. Securities Ltd. Bermuda	100,000	$0.23/unit $23,000	MI 45-103 Part 5	4 months
Charles Haeglelin Albuquerque, New Mexico	200,000	$0.23/unit $46,000	MI 45-103 Part 5
Steve Taylor Chicago, Illinois	100,000	$0.23/unit $23,000	MI 45-103 Part 5
Merry Lee Carnall Channel Islands, UK	100,000	$0.23/unit $23,000	MI 45-103 Part 5	4 months
John Tognetti Vancouver, B.C.	100,000	$0.23/unit $23,000		4 months
Pan America Capital Group Panama	100,000	$0.23/unit $23,000	MI 45-103 Part 5	4 months
Darcy Higgs Vancouver, B.C.	85,000	$0.23/unit $19,550	MI 45-103 Part 3	4 months
Penarth Holdings Ltd. Vancouver, B.C.	50,000	$0.23/unit $11,500	MI 45-103 Part 3	4 months

6.	Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

Full name and residential address of purchaser	Telephone number and e- mail address of purchaser	Type of security and number purchased	Exemption relied on

7.
State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

$157,500.

8.
Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuermust file a separate Report of Distribution with the applicable filing fee.

Name and address of person being compensated	Compensation paid (number and type of security and/or cash amount (Canadian $))	Price per share (Canadian $)

N/A

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, British Columbia, this 18th day of Februay 2003.

Miranda Diamond Corp.
Name of Issuer (please print)

________________________________
Signature of authorized signatory

Aileen Lloyd, Director
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Schedule

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of Security and number purchased	Exemption relied on
Darcy Higgs 4756 Drummond Drive Vancouver, B.C. V6T 1B4	604-697-7144 darcy@haywood.com	Common: 220,000 Warrants: 220,000	MI 45-103 Part 3
Dennis Higgs 4520 West 5th Ave. Vancouver, B.C. V6P 1S7	604-689-1659 dennis@senategroup.com	Common: 220,000 Warrants: 220,000	74(2)(9) of the Act
Pan America Capital Group. Inc. World Trade Centre 12th floor, Panama Rep of Panama	507-213-8874 pabraham@panamerica- group.com
John Tognetti Suite 2000 – 400 Burrard St, Vancouver, B.C.	604-697-7420 tognetti@haywood.com
Steve Ristorcelli 210 South Rock Reno, Nevada	775-856-5700 steve@mda.com
Steve Taylor 714 South Dearborn St., #2, Chicago, Il 60605	310-704-1290 sst@financier.com
Running Dog Resources Ltd. 700 – 700 West Pender St.. Vancouver, B.C.	604-688-9806 HenryA@equityeng.bc.ca
Ian Gordon 1668 Alberni St #700, Vancouver, B.C.	604-643-0280 Ian_Gordon@canaccord.com
Charles Haegelin 6301 Indian School NE #208, Albuquerque,NM	505-881-9190 trailsmgmt@aol.com
David Caulfield 3142 Gambier Avenue Coquitlam, B.C.	604-699-6660 davidc@rimfire.bc.ca
Merry Lee Carnall The Flat – 79 Bath , Street, St. Hellier, Channel Islands	44-7797-734119 lcarnall@airmail.net
LOM Securities Ltd. 27 Reid Street Hamilton, Bermuda HM11	441-292-5000 Natasha.nunes@lom.bm
Randal van Eijnsbergen 1380 West 23rd St. North Vancouver, B.C.	604-697-7429 rvaneijnsbergen@haywood.com
Tracy Siddal 916 Piovana Ct. Carlsbad, Ca 92009	760-431-2615 tksiddall@adelphia.net

Brent Cook 343 Hilmen Pl Solana Beach, Ca 92075	760-943-3939 bcook@gril.net
Karen Alexandre 4210 St. Mary’s Ave. North Vancouver, B.C.	604-987-4622 Rebecca.lee@rbc.com
Marlene Lee 725 Roslyn Blvd. North Vancouver, B.C.	604-929-3001 Rebecca.Lee@rbc.com
S.C. van Eeden 44 Columbus Street P.O. Box 21299 Nelspruit 1200 South Africa	760-931-2729 paul@pve.net
Herbert Raburn 6060 Brookhill Circle, Birmingham, Al 35242	205-991-6867 hiraburn@bellsouth.net
Lawrence Roulston 3389 Radcliffe Ave. West Vancouver, B.C. V7V 1G7	604-697-0026 lroulsto@uniserve.com
Douglas Casey 202 Clevedon- Kawakawa Road Clevedon, New Zealand	64-9-292-8104 subterrene@aol.com

MMIRANDA DIAMOND CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

February 19, 2003	TSX Venture Exchange Symbol: MAD

Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website:mirandaresources.com

Private Placement

Miranda Diamond Corp. announces that it has negotiated a private placement of 2,200,000 units at a price of $0.23 per unit. Each unit will consist of one common share and one warrant. Each whole warrant is exercisable for a period of two years at a price of $0.30 per share.

The net proceeds will be used to augment working capital.

ON BEHALF OF THE BOARD

“Dennis L. Higgs”

Dennis L. Higgs, B. Comm
President

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

MIRANDA DIAMOND CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

February 19, 2003	TSX Venture Exchange Symbol: MAD

Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website:mirandaresources.com

Private Placement Closes

Miranda Diamond Corp. has closed its 750,000 unit private placement at $0.21 per unit to net the Company $157,500. Each unit comprised a share and a two-year warrant to purchase an additional share at $0.28. The shares issued pursuant to the private placement are subject to a hold period until June 19, 2003, as do the shares underlying the share purchase warrants.

With his purchase of units in the private placement, Dennis Higgs, President of the Company, now holds or has control over 885,520 common shares in the Company, directly or indirectly, and holds warrants and options to purchase an additional 832,500 shares. If Mr. Higgs exercised his share purchase warrants and options in the absence of any other share issuance by the Company, he would hold 1,718,020 common shares representing 19.47% of the then issued capital of the Company.

With his purchase of units in the private placement, Darcy Higgs now holds or has control over 758,500 common shares, directly or indirectly, and holds warrants to purchase an additional 682,500 shares. If Mr. Higgs were to exercise his share purchase warrants in the absence of any other share issuance by the Company, he would hold 1,441,000 common shares representing 16.61% of the Company's then issued capital.

Both Dennis Higgs and Darcy Higgs each acquired the units in the private placement for investment purposes.

ON BEHALF OF THE BOARD

Dennis L. Higgs, B. Comm.
President

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

BC FORM 45-902F (Formerly Form 20)

Securities Act

Report Of Exempt Distribution

1.	State the full name, address and telephone number of the issuer of the security distributed.

Miranda Diamond Corp.
Suite 306 – 1140 Homer Street
Vancouver, B.C. V6B 2X6
Telephone: (604) 689-1659

2.	State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia and Alberta.

3.	State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

The Issuer is listed on the TSX Venture Exchange.

4.
Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

Private placement of 750,000 units. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share of the Issuer at a price of $0.28 for two years. The share purchase warrants expire on February 18, 2005.

5.
Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 Resale of Securities to determine what restricted or seasoning period applies to the security.

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security / total purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period
Dennis Higgs Vancouver, B.C.	220,000 units		$0.21/unit $46,200	74(2)(9) of the Act	4 Months
Darcy Higgs Vancouver, B.C.	220,000 units		$0.21/unit $46,200	MI 45-103 Part 3	4 Months
Douglas Higgs Vancouver, B.C.	25,000 units		$0.21/unit $5,250	74(2)(9) of the Act	4 months
Aileen Lloyd North Vancouver, B.C.	20,000 units		$0.21/ unit $4,200	74(2)(9) of the Act	4 months
Gary Beauregard Port Moody, B.C.	20,000 units		$0.21/unit $4,200	MI 45-103 Part 3	4 months
Cheryl Wheeler Delta, B.C.	20,000 units		$0.21/unit $4,200	MI 45-103 Part 5	4 months

David Elliott Delta, B.C.	50,000 units	$0.21/unit $4,200	MI 45-103 Part 3	4 months
Wendie Elliott Delta, B.C.	25,000 units	$0.21/unit $5,250	MI 45-103 Part 5	4 months
David Shepherd White Rock, B.C.	25,000 units	$0.21/ unit $5,250	MI 45-103 Part 3	4 months
Nancy Girling Delta, B.C.	25,000 units	$0.21/ unit $5,250	74(2)(9) of the Act	4 months
Millerd Holdings Ltd. North Vancouver, B.C.	50,000 units	$0.21/unit $10,500	MI 45-103 Part 5	4 months
Gerald Mitton Vancouver, B.C.	25,000 units	$0.21/unit	MI 45-103 Part 3	4 months
Batel Investments Ltd. Delta, B.C.	25,000 units	$0.21/unit	MI 45-103 Part 5	4 months

6.	Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

Full name and residential address of purchaser	Telephone number and e- mail address of purchaser	Type of security and number purchased	Exemption relied on

7.
State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

$157,500.

8.
Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuermust file a separate Report of Distribution with the applicable filing fee.

Name and address of person being compensated	Compensation paid (number and type of security and/or cash amount (Canadian $))	Price per share (Canadian $)

N/A

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, British Columbia, this 18th day of Februay 2003.

Miranda Diamond Corp.
Name of Issuer (please print)

________________________________
Signature of authorized signatory

Aileen Lloyd, Director
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Schedule

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of Security and number purchased	Exemption relied on
Aileen Lloyd 3996 Michener Court North Vancouver, B.C. V7K 3C7	604-689-1659 aileen@senategroup.com	Common: 20,000 Warrants: 20,000	74(2)(9) of the Act
Darcy Higgs 4756 Drummond Drive Vancouver, B.C. V6T 1B4	604-697-7144 darcy@haywood.com	Common: 220,000 Warrants: 220,000	MI 45-103 Part 3
Dennis Higgs 4520 West 5th Ave. Vancouver, B.C. V6P 1S7	604-689-1659 dennis@senategroup.com	Common: 220,000 Warrants: 220,000	74(2)(9) of the Act
Douglas Higgs 110 – 7180 Lindsay Rd. Richmond, B.C. V7C 3M6	604-272-0914	Common: 25,000 Warrants: 25,000	74(2)(9) of the Act
Gary Beauregard 48 Seaview Drive Port Moody, B.C. V3H 1N7	604-936-4397 garyb@idmail.com	Common: 20,000 Warrants: 20,000	MI 45-103 Part 3
Cheryl Wheeler 6271 Taylor Drive West Vancouver, B.C. V7W 1Y8	604-921-6264	Common: 20,000 Warrants: 20,000	MI 45-103 Part 5
David Elliott 2466 Westham Island Rd., Delta, B.C. V4K 3N2	604-697-7128 delliott@haywood.com	Common: 50,000 Warrants: 50,000	MI 45-103 Part 3
Wendie Elliott 2466 Westham Island Rd., Delta, B.C. V4K 3N2	604-946-8767	Common: 25,000 Warrants: 25,000	MI 45-103 Part 5
David Shepherd 13539 26th Ave. White Rock, B.C. V4A 6C2	604-697-7171 david_shepherd@haywood.com	Common: 25,000 Warrants: 25,000	MI 45-103 Part 3
Nancy Girling 1404 53A Street Delta, B.C. V4M 3E6	604-697-7182 ngirling@haywood.com	Common: 25,000 Warrants: 25,000	74(2)(9) of the Act
Millerd Holdings Ltd. 833 3rd Ave. West North Vancouver, B.C. V7P 3K7	604-921-7149	Common: 50,000 Warrants: 50,000	MI 45-103 Part 5
Gerald Mitton 3543 West 24th Vancouver, B.C. V6S 1O5	604-733-8254 mitton.chdl@telus.net	Common: 25,000 Warrants: 25,000	MI 45-103 Part 3
Batel Investments Ltd. 3999 40th Street Delta, B.C. V4K 3N2	604-946-9644	Common: 35,000 Warrants: 35,000	MI 45-103 Part 5

FORM 45-102F2

     CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF
MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES

1.
Miranda Diamond Corp. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on February 18, 2003 of 750,000 shares and 750,000 share purchase warrants of Miranda Diamond Corp., Miranda Diamond Corp. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, British Columbia this 18th day of February, 2003.

MIRANDA DIAMOND CORP.

By: “Aileen Lloyd”
       Aileen Lloyd, Director

MIRANDA DIAMOND CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

News Release	TSX Venture Exchange Symbol: MAD
March 18, 2004
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com

Closing of Property Acquisition

Miranda Gold Corp. is pleased to announce that it has closed the property acquisition agreement announced January 29, 2003. The Company has an option to acquire a 100% interest in four gold projects in Nevada known as the Blackrock Property, the Gate Property, the Locke Mine Property and the Golden Crown Property. Consideration is as follows:

Consideration is as follows:

(a) U.S. $20,000 in cash of which U.S. $5,000 was paid upon signing of the agreement with the balance payable by April 23, 2003;

(b) 100,000 warrants at an exercise price of Cdn. $0.40 cents for a two-year period issuable within five days of exchange acceptance;

(c) on or before January 23, 2004 U.S. $75,000 in exploration expenditures, 50,000 warrants exercisable for a two-year period at an exercise price of Cdn. $0.40 and U.S. $20,000;

(d) on or before January 23, 2005 U.S. $75,000 in exploration expenditures, 50,000 warrants exercisable for a two-year period at an exercise price of Cdn. $0.40 and U.S. $25,000;

(e) on or before January 23, 2006 U.S. $150,000 in exploration expenditures, 75,000 warrants exercisable for a two-year period at an exercise price of Cdn. $0.45 and U.S. $30,000;

(f) on or before January 23, 2007 U.S. $150,000 in exploration expenditures, 75,000 warrants exercisable for a two-year period at an exercise price of Cdn. $0.50 and U.S. $50,000; and

(g) on or before January 23, 2008: U.S. $200,000 in exploration expenditures, 100,000 warrants exercisable for a two-year period at an exercise price of Cdn. $0.55 cents and U.S. $75,000.

On behalf of the Board

“Dennis L. Higgs”

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Suite 306 – 1140 Homer Street, Vancouver, B.C., V6B 2X6
Tel: (604) 689-1659; Fax: (604) 689-1722

1